CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement") is entered into this 25th day of August 2003 by and between Ohana Enterprises, Inc. (the "Company"), a Delaware Corporation, and Comet Management Consultants (the "Consultant"), a sole proprietorship with its principal place of business located at 2769 West River Walk Circle, Unit L, Littleton, CO 80123.

WHEREAS, the Consultant is skilled in providing business consulting services including public relations, management consulting, strategic planning and business development, and had provided such services to the Company in the past and will continue to provide such services in the future;

WHEREAS, the Consultant has provided services during the period of October 2002 through March 31, 2003, and, furthermore, has continued to provide such services to date;

WHEREAS, the Board of Directors has agreed to pay the Consultant a total of 495,000 shares of Common Stock valued at $55,000;

WHEREAS, the Board of Directors agrees to pay the Consultant 250,000 shares subject to immediate registration under S-8; the remaining 245,000 of which shall be issued and registered upon resolution of the litigation with Hudson Consulting Group.

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration receipt whereof is hereby acknowledged it is agreed:

     1. The Company hereby has engaged the Consultant for business Consulting Services and wishes to pay Consultant and has agreed to payment of fees due for services already rendered through issuance of stock.

     2. In consideration of services already provided through March 31, 2003, the Company agrees to pay a total of $ 55,000 for the services of the Consultant. The Consultant agrees to accept in full payment, 495,000 shares of the Company's Common Stock, par value $.001, in lieu of cash payment.

     3. Except as otherwise provided herein, any notice or other communication to any party pursuant to or in relation to this Agreement and the transactions provided for herein shall be deemed to have been given or delivered when deposited in the United States Mail, registered or certified, and with proper postage and registration or certification fees prepaid, addressed at their principle place of business or to such address as may be designated by either party in writing.

     4. This Agreement shall be governed by and interpreted pursuant to the laws of the State of California. By entering into this Agreement, the parties agree to the jurisdiction of the California courts with venue in Ventura County, California. In the event of any breach of this Agreement, the prevailing party shall be entitled to recover all costs including reasonable attorney's fees.


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     5.   This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one counterpart.

IN WITNESS WHEREOF, this Agreement has been executed by the Parties as of the date first above written.

     COMPANY                                CONSULTANT
     OHANA ENTERPRISES, INC.                COMET MANAGEMENT CONSULTANTS


     By: /s/ Catherine Thompson             By: /s/ Christopher Michael Leach
        -------------------------              ---------------------------------
        Catherine Thompson                     Christopher Michael Leach


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